SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

 (Translation of Registrant's Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Attached to this Report on Form 6-K is the press release issued by the registrant on March 7, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: March 31, 2025	By:	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

HIGHWAY HOLDINGS APPOINTS MARCUM ASIA AS NEW AUDITOR

HONG KONG – March 7, 2025 – Highway Holdings Limited (Nasdaq: HIHO) (the “Company” or “Highway Holdings”) today announced the appointment of Marcum Asia CPAs LLP, New York ("Marcum Asia") as its new independent auditor, effective immediately and succeeding Hong Kong-based ARK Pro CPA & Co (“ARK”). The appointment is part of the Company’s ongoing commitment to maintaining the highest professional financial reporting to its stakeholders.

This appointment follows a comprehensive selection process, during which Highway Holdings evaluated several leading audit firms to ensure the highest level of professional service and expertise. The Company had no disagreements with ARK, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of ARK, would have caused it to make reference to the subject matter of the disagreement in connection with its report. No report of ARK on the financial statements of the Company for the past two fiscal years contained an adverse opinion or disclaimer of opinion or was modified as to audit scope or accounting principles.

This decision was adopted by the audit committee and ratified by the board of directors of the Company.

Marcum Asia, a respected international accounting and advisory firm, will now be responsible for auditing Highway Holdings’ financial statements and reporting processes. With a strong track record in providing high-quality audit and assurance services, Marcum Asia’s team of experienced professionals will work closely with Highway Holdings to ensure compliance with applicable regulations and best practices in financial reporting.

“We are excited to welcome Marcum Asia as our new auditor as part of the company’s ongoing professional upgrading of corporate standards in preparation for an upcoming generational transition, higher future growth and increased shareholder value,” said Roland Kohl, CEO and Chairman of Highway Holdings. “Their extensive experience and international presence make them the perfect partner to support our financial reporting processes and contribute to the continued growth and success of our company.”

“We are honored to have been selected by Highway Holdings as their independent auditor,” said Joy Pan, CPA and Senior Partner at Marcum Asia. “We look forward to working with their leadership team to further strengthen their financial reporting processes and support their continued success.”

Today’s appointment follows a comprehensive restructuring and rejuvenation of Highway Holdings’ Board of Directors to align with supporting its long-term growth strategy. With the restructuring, four new directors joined Highway Holdings bringing a wealth of experience in multinational business environments, with expertise in finance, manufacturing, entrepreneurship, strategy and M&A.

About Marcum Asia

Marcum Asia CPAs LLP ("Marcum Asia") is a global network of independent accounting and advisory firms, specializing in audit, tax, and advisory services. With a focus on cross-border and international businesses, Marcum Asia delivers tailored solutions to help clients navigate complex financial environments and achieve long-term success. For more information visit www.marcumasia.com.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China. For more information visit website www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements, which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York Office: +1-914-337-8801

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